

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

Neil Kumar
Principal Executive Officer and Principal Financial Officer
Eidos Therapeutics, Inc.
101 Montgomery Street
Suite 2000
San Francisco, CA
94104

Re: Eidos Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 26, 2020
File No. 001-38533

Dear Mr. Kumar:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences